EXHIBIT 99.1
Form 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	REPORTING ISSUER

Barrick Gold Corporation BCE Place Canada Trust Tower 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, ON M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE
March 27, 2008

ITEM 3:	PRESS RELEASE
A press release was issued by Barrick Gold Corporation (“Barrick”) on March 27, 2008 and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE
Barrick announced that Greg Wilkins, President and Chief Executive Officer of Barrick, has taken a leave of absence and that Barrick’s Chairman, Peter Munk, will assume the CEO responsibilities on an interim basis until further notice.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
For a full description of the material change, please refer to the press release attached hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102
Not applicable.

ITEM 7:	OMITTED INFORMATION
Not applicable.

ITEM 8:	SENIOR OFFICER
The following senior officer of Barrick is knowledgeable about the material change and this report:
Faith T. Teo
Senior Counsel and Assistant Corporate Secretary
(416) 307-7340

ITEM 9:	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein.
DATED at Toronto, Ontario this 2nd day of April 2008.

by	(signed) Faith T. Teo
Faith T. Teo